Contact

www.linkedin.com/in/stapgen (LinkedIn)
www.stapgen.com (Company)

Top Skills

New Business Development
Management
Community Leadership

Biplab Malo

Founder & CEO of STAPGEN LLC
Reading, Massachusetts, United States

Summary

STAPGEN will manufacture, distribute, and sell of STAP TEST. STAP TEST will measure Intestinal alkaline phosphatase (IAP) in stool. IAP deficiency (IAPD) causes type 2 Diabetes. A low level of IAP indicates a high risk of developing Diabetes. A high level of IAP indicates a healthy status. If IAP level starts to decrease, it takes about five years to develop Diabetes. By taking action in this lag period, people will be able to prevent developing Diabetes. About 80 percent of diabetes could be prevented worldwide.

Experience

Self-employed
Company Owner
March 2022 - Present (9 months)
United States

Will manufacture, distribute and sell of a de-novo medical device(STAP test)to screen incipient diabetes; a risk assessment test for Type 2 Diabetes. Gradually, everybody will create a IAP-profile. The healthcare providers will monitor and asses the risk for Type 2 Diabetes using the IAP-profile, as they do for heart disease by monitoring the Lipid-profile. People will have about five years to act to intercept the disease process, and maintain normal IAP level. Thus, they will prevent Type 2 Diabetes.

Self-employed
Company Owner
March 2011 - Present (11 years 9 months)

Foster Street Dental
Dentist
January 2011 - Present (11 years 11 months)

Quality, gentle, full-service dental establishment

Education

MIT xPRO
Clinical and Industrial Drug Development · (June 2022 - September 2022)

University of Pennsylvania
DMD, Dentistry · (August 1996 - May 2000)

Emory University School of Medicine
Internship in Oral&Maxilofacial surgery, Oral/Maxillofacial Surgery · (July 2000 - June 2001)

Southeast Missouri State University
Bachelor's degree, Inter disciplinary in chemistry, biology and physics · (January 1992 - July 1996)